UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                            Patient Infosystems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title to Class of Securities)

                                    702915109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              Karen E. Shaff, Esq.
                         Principal Financial Group, Inc.
                                 711 High Street
                              Des Moines, IA 50392
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                 April 11, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70295109

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Financial Group, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ X  ]

(b)  [   ]

3. SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                                       00
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)
                                                                           [   ]

6.  Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES                      7.  Sole Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                                      ------------------------------------------

                                      8.  Shared Voting Power

                                                12,838,680
                                      ------------------------------------------

                                      9.  Sole Dispositive Power


                                      ------------------------------------------

                                      10.  Shared Dispositive Power

                                                12,838,680
                                      ------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                                12,838,680
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13. Percent of Class Represented by Amount in Row (11)

                                     53.96%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

                                       HC
--------------------------------------------------------------------------------



1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Financial Services, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ X  ]

(b)  [    ]

3. SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                                       00
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)
                                                                           [   ]

6.  Citizenship or Place of Organization

                                      Iowa
--------------------------------------------------------------------------------

NUMBER OF SHARES                      7.  Sole Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                           0
WITH                                  ------------------------------------------

                                      8.  Shared Voting Power

                                                12,838,680
                                      ------------------------------------------

                                      9.  Sole Dispositive Power

                                                0
                                      ------------------------------------------

                                      10.  Shared Dispositive Power

                                                12,838,680
                                      ------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                                12,838,680
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [   ]

13. Percent of Class Represented by Amount in Row (11)

                                     53.96%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

                                       HC
--------------------------------------------------------------------------------


1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Life Insurance Company
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ X  ]

(b)  [    ]

3. SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                                       00
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)
                                                                           [   ]

6.  Citizenship or Place of Organization

                                      Iowa
--------------------------------------------------------------------------------

NUMBER OF SHARES                      7.  Sole Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                                      ------------------------------------------

                                      8.  Shared Voting Power

                                                12,838,680
                                      ------------------------------------------

                                      9.  Sole Dispositive Power

                                      ------------------------------------------

                                      10.  Shared Dispositive Power

                                                12,838,680
                                      ------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                   12,838,680
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13. Percent of Class Represented by Amount in Row (11)

                                     53.96%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

                                       IC
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Series D Preferred Stock, each share immediately convertible into 120 shares of Common Stock, $.001 par value, of Patient Infosystems, Inc., whose principal offices are located at 46 Prince Street, Rochester, NY 14607.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by: (i) Principal  Financial Group,  Inc. ("PFG"),
(ii) Principal Financial Services, Inc. ("PFS") and Principal Life Insurance Company ("PLIC").

PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

PFS, an Iowa corporation, is a wholly-owned subsidiary of PFG and a holding company. Its principal business and principal office is located at 711 High Street, Des Moines, Iowa 50392.

PLIC, a wholly-owned subsidiary of PFS, is a stock insurance company organized under the laws of the State of Iowa. The principal business activity of PLIC is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

By virtue of their ownership and control of PLIC, PFG and PFS have the ultimate voting and dispositive power with respect to the shares of Patient Infosystems Series D Preferred Stock held by PLIC and may be deemed indirect beneficial owners of all the shares of Patient Infosystems Series D Preferred Stock owned by PLIC within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Act").

Each of PFG, PFS and PLIC is hereafter referred to individually as a "Reporting Person" and collectively as "Reporting Persons." As discussed below, the Reporting Persons collectively may be deemed to be a group, within the meaning of Rule 13d-5(b)(1) under the Act, beneficially owning, in the aggregate, 106,989 shares of Patient Infosystems Series D Preferred Stock which, upon conversion to Patient Infosystems Common Stock, would represent approximately 53.96% of the outstanding shares of Patient Infosystems Common Stock within the meaning of Rule 13d-3(a) and (d) of the Act.

Attached as Exhibit B hereto and incorporated by reference herein is a list of all Directors and Executive Officers of each Reporting Person. The Directors and Executive Officers of the Reporting Persons can be contacted at the principle business address provided above.

To the knowledge of the Reporting Persons, none of the Directors or Executive Officers of the Reporting Persons has had any transactions in shares of Patient Infosystems Series D Preferred Stock during the past 60 days, and no Director or Executive Officer is a beneficial owner of shares of Patient Infosystems Series D Preferred Stock.

All of the Directors and Executive Officers of the Reporting Persons are United States citizens, except Victor H. Loewenstein and Elizabeth E. Tallett, both directors of PFG, PFS and PLIC, who are citizens of the United Kingdom.

During the last five years, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were paid for by using working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person intends to hold the shares for long-term investment purposes.

PLIC entered into a Note and Stock Purchase Agreement with Patient Infosystems pursuant to which PLIC purchased a Note in the amount of $1.5 million as well as the 106,989 shares of Series D Preferred Stock reported herein. Pursuant to the Note and Stock Purchase Agreement, PLIC will have the right to convert the Note into Series D Preferred Stock upon a consummation of a private placement of Series D Preferred Stock. Patient Infosystems must amend its Certificate of Incorporation to increase its authorized Common Stock to allow for any subsequent conversion of Series D Preferred Stock into Common Stock.

PLIC has also entered into a Creditor Agreement with all parties except Patient Infosystems to the Note and Stock Purchase Agreement. Pursuant to the Creditor Agreement, PLIC will convert its Note into Series D Preferred Stock upon the closing of an asset purchase agreement between Patient Infosystems and American CareSource Corporation.

Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Act. The Reporting Persons reserve the right to acquire additional securities of Patient Infosystems, to dispose of securities of Patient Infosystems at any time or to formulate other purposes, plans or proposals regarding Patient Infosystems or any of its securities to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Beneficial Ownership

               The Reporting Persons are the beneficial owners of 106,989 shares of Series D Preferred Stock each such share immediately convertible into 120 shares of Common Stock. Based on Patient Infosystems' most recent public filings, this represents beneficial ownership of 53.96% of the Patient Infosystems' Common Stock.

          (b) Voting and Dispositive Powers

               The Reporting Persons share voting and dispositive power with respect to the shares of Series D Preferred Stock beneficially owned by them. 7

          (c) Transactions in Securities of the Company During the Past Sixty Days.

               Other than as set forth herein, the Reporting Persons have not made any purchase or sales of securities of Patient Infosystems during the sixty (60) days preceding the date of this Schedule 13D.

          (d)  Dividends and Proceeds

               Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Series D Preferred Stock beneficially owned by the Reporting Persons.

          (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock.

                                       N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 2 and 4 are incorporated herein by reference. The agreements referenced in Item 4 are attached hereto as Exhibits C and D.

Other than the above mentioned agreements, there are no other contracts, arrangements, understandings or relationships with respect to Patient Infosystems securities to which any Reporting Person is a party or by which any Reporting Person is bound.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement
Exhibit B - Directors and Executive Officers
Exhibit C - Form of Note and Stock Purchase Agreement
Exhibit D - Form of Creditor Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

April 21, 2003

PRINCIPAL FINANCIAL GROUP, INC.

By:  /S/ JOYCE N. HOFFMAN
     --------------------
     Joyce N. Hoffman
     Senior Vice President & Corporate Secretary


April 21, 2003

PRINCIPAL FINANCIAL SERVICES, INC.

By:  /S/ JOYCE N. HOFFMAN
     --------------------
     Joyce N. Hoffman
     Senior Vice President & Corporate Secretary


April 21, 2003

PRINCIPAL LIFE INSURANCE COMPANY

By:  /S/ JOYCE N. HOFFMAN
     --------------------
     Joyce N. Hoffman
     Senior Vice President & Corporate Secretary

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement of Schedule 13D pertaining to certain securities of Patient Infosystems, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated:   April 21, 2003
                                               PRINCIPAL FINANCIAL GROUP,
                                               INC.

                                               By:    /S/ JOYCE N. HOFFMAN
                                                      ---------------------
                                                      Joyce N. Hoffman
                                                      Senior Vice President &
                                                      Corporate Secretary

                                               PRINCIPAL FINANCIAL
                                               SERVICES, INC.

                                               By:    /S/ JOYCE N. HOFFMAN
                                                      ---------------------
                                                      Joyce N. Hoffman
                                                      Senior Vice President &
                                                      Corporate Secretary


                                               PRINCIPAL LIFE INSURANCE
                                               COMPANY

                                               By:    /S/ JOYCE N. HOFFMAN
                                                      ---------------------
                                                      Joyce N. Hoffman
                                                      Senior Vice President &
                                                      Corporate Secretary

                                    EXHIBIT B

                        DIRECTORS AND EXECUTIVE OFFICERS

PRINCIPAL FINANCIAL GROUP, INC.

DIRECTORS
                  B. J. (Betsy) Bernard
                  J. (Jocelyn)  Carter-Miller
                  G. E. (Gary)Costley
                  D. J.  (Dave)  Drury
                  D.  (Dan)  Gelatt
                  J. B.  (Barry)Griswell
                  S. L.  (Sandy)  Helton
                  C. S.  (Chuck)  Johnson
                  W. T.  (Bill) Kerr
                  R. L. (Dick) Keyser
                  V. H. (Victor)  Loewenstein
                  F. F. (Federico) Pena
                  D. M. (Don) Stewart
                  E. E. (Liz) Tallett

EXECUTIVE OFFICERS
                  J.  B.  (Barry)  Griswell,   Chairman,   President  and  Chief
                  Executive Officer
                  J. E. (John)  Aschenbrenner,  Executive Vice President
                  M. T. (Mike) Daley,  Executive  Vice President
                  M. H. (Mike) Gersie, Executive Vice President and Chief Financial Officer
                  J. P. (Jim) McCaughan,  Executive Vice President
                  L. D. (Larry)  Zimpleman,  Executive  Vice  President
                  E. Z. (Ellen)  Lamale,  Senior Vice  President and Chief
                  Actuary
                  M. A. (Mary) O'Keefe,  Senior Vice  President
                  K. E. (Karen)  Shaff,  Senior Vice  President  and General
                  Counsel
                  G. P. (Gary) Scholten, Senior Vice President and Chief Information Officer
                  N. R. (Norman) Sorensen, Senior Vice President

PRINCIPAL FINANCIAL SERVICES, INC.

DIRECTORS
                  B. J. (Betsy) Bernard
                  J. (Jocelyn)  Carter-Miller
                  G. E. (Gary)Costley
                  D. J.  (Dave)  Drury
                  D.  (Dan)  Gelatt

                  J. B.  (Barry)Griswell
                  S. L.  (Sandy)  Helton
                  C. S.  (Chuck)  Johnson
                  W. T.  (Bill) Kerr
                  R. L. (Dick) Keyser
                  V. H. (Victor)  Loewenstein
                  F. F. (Federico) Pena
                  D. M. (Don) Stewart
                  E. E. (Liz) Tallett

EXECUTIVE OFFICERS
                  J. B. (Barry) Griswell, Chairman, President and Chief Executive Officer
                  J. E. (John)  Aschenbrenner, Executive Vice President
                  M. T. (Mike) Daley, Executive Vice President
                  M. H. (Mike) Gersie, Executive Vice President and Chief Financial Officer
                  J. P. (Jim) McCaughan, Executive Vice President
                  L. D. (Larry) Zimpleman, Executive Vice President
                  E. Z. (Ellen) Lamale, Senior Vice President and Chief Actuary
                  J. M. (Julia) Lawler, Senior Vice President and Chief Investment Officer
                  M. A. (Mary) O'Keefe, Senior Vice President
                  K. E. (Karen) Shaff, Senior Vice President and General Counsel
                  G. P. (Gary)Scholten, Senior Vice President and Chief Information Officer
                  N. R. (Norman) Sorensen, Senior Vice President

PRINCIPAL LIFE INSURANCE COMPANY

DIRECTORS
                  B. J. (Betsy) Bernard
                  J. (Jocelyn) Carter-Miller
                  G. E. (Gary) Costley
                  D. J. (Dave) Drury
                  D.  (Dan) Gelatt
                  J. B. (Barry) Griswell
                  S. L. (Sandy) Helton
                  C. S. (Chuck) Johnson
                  W. T. (Bill) Kerr
                  R. L. (Dick) Keyser
                  V. H. (Victor) Loewenstein
                  F. F. (Federico) Pena
                  D. M. (Don) Stewart
                  E. E. (Liz) Tallett

EXECUTIVE OFFICERS
                  J. B. (Barry) Griswell, Chairman, President and Chief Executive Officer
                  J. E. (John) Aschenbrenner, Executive Vice President
                  M. T. (Mike) Daley, Executive Vice President

                  M. H. (Mike) Gersie, Executive Vice President and Chief Financial Officer
                  J. P. (Jim) McCaughan, Executive Vice President
                  L. D. (Larry) Zimpleman, Executive Vice President
                  P. F. (Paul) Bognanno, Senior Vice President
                  G. M. (Gary) Cain, Senior Vice President
                  C. R. (Bob) Duncan, Senior Vice  President
                  R. C. (Ralph) Eucher, Senior Vice President
                  T. J. (Tom) Graf, Senior Vice  President
                  J. N. (Joyce) Hoffman, Senior Vice President and Corporate Secretary
                  D. J. (Dan) Houston, Senior Vice President
                  E. Z. (Ellen) Lamale, Senior Vice President and Chief Actuary
                  J. M. (Julia) Lawler, Senior Vice President and Chief Investment Officer
                  M. A. (Mary) O'Keefe, Senior Vice President
                  G. P. (Gary) Scholten, Senior Vice President and Chief Information Officer
                  K. E. (Karen) Shaff, Senior Vice President and General Counsel
                  R. A. (Bob) Slepicka, Senior Vice President
                  N. R. (Norman) Sorensen, Senior Vice President

                                    EXHIBIT C

                        NOTE AND STOCK PURCHASE AGREEMENT


THIS NOTE AND STOCK PURCHASE AGREEMENT dated as of April 10, 2003, is by and among Patient Infosystems, Inc. (the "Issuer") and those investors listed on SCHEDULE A hereto (each sometimes referred to as a "Holder" and collectively as the "Holders").

                                    RECITALS
A. The Issuer has requested that the Holders purchase certain notes and stock of Issuer on the terms and conditions set forth herein.

B. The Holders have agreed to purchase such notes and stock on the terms and conditions set forth therein.
                  ACCORDINGLY, the parties hereto hereby agree as follows:


DEFINITIONS

"Amendment" has the meaning set forth in Section 2.02(c).

"Additional Investor" has the meaning set forth in Section 2.01(d).

"Asset Purchase Agreement" means the Asset Purchase Agreement by and among the Issuer, American CareSource Corporation, certain stockholders of the Issuer and certain stockholders of American CareSource Corporation dated as of September 23, 2002, as further amended on April 10, 2003.

"Certificate of Designations" has the meaning set forth in Section 2.01(b).

"Collateral" has the meaning set forth in Section 2.02.

"Collateral Agent" has the meaning set forth in ARTICLE VI.

"Commitments" has the meaning set forth in Section 3.15.

"Closing  Date"  means  the date on which  all of the  conditions  set  forth in
ARTICLE V shall first have been satisfied.

"Common Stock" means the Common Stock, par value $.01 per share of the Issuer.

"Contractual Obligation" means any provision of any security issued by the Issuer or of any agreement, instrument or other undertaking to which the Issuer is a party or by which it or any of its property is bound.

"Event of Default" has the meaning set forth in ARTICILE VII.
         "Governmental Authority" means any nation, government, state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever.

"Lien Subordination Agreement" means the Lien Subordination Agreement by and among the Holders, Equity Dynamics, Inc., Wells Fargo Bank Iowa, N.A., John Pappajohn, Derace Schaffer, the Issuer and any Additional Investor of even date herewith.

"Material Adverse Effect" means a material adverse effect on (i) the business, operations, property, condition (financial or otherwise) or prospects of the Issuer, (ii) the ability of the Issuer to perform its obligations under the Purchase Documents, or (iii) the validity or enforceability of the Purchase Documents or the rights or remedies of the Holders hereunder or thereunder.

"Meeting" has the meaning set forth in Section 2.01(c).

"Notes" means the notes issued under this Purchase Agreement.

"Person" means an individual, partnership, corporation, business trust, joint stock company, limited liability company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Proxy Statement" has the meaning set forth in Section 2.01(c).

"Purchase Agreement" means this agreement as modified from time to time.

"Purchase Documents" means the documents listed in Section 0.

"Required Holders" means Holders holding Notes with 50% or more of the aggregate principal amounts then outstanding under all the Notes.

"Required Shareholder Approval" has the meaning set forth in Section 2.01(c).

"Requirements of Laws" means as to any Person, the organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its material property is subject.

"Responsible Officer" means the chief executive officer, president, vice president or chief financial officer of the Issuer.

"SEC" means the Securities and Exchange Commission.

"Segregated Bank Account" means an insured money market account maintained by Issuer at Citbank, account number 226045172, the proceeds of which shall be the funds loaned to Issuer by the Holders under the Purchase Agreement and any proceeds collected by the Issuer from American CareSource Corporation under the Credit Agreement by and between the Issuer and American CareSource Corporation of even date herewith.

"Securities Act" means the Securities Act of 1933, as amended.

"Security Agreement" means the Security Agreement by and between the Issuer and the Holders of even date herewith.

"Series D Preferred Stock" means Series D 9% Cumulative Convertible Preferred Stock, par value $0.01 per share of the Issuer.

"Stock" means shares of Series D Convertible Preferred Stock, par value $0.01 per share of the Issuer issued under this Purchase Agreement.

"Warrant" shall mean the Warrant to purchase shares of Common Stock of ACS granted to Issuer by ACS on April 10, 2003.

PURCHASE OF CONVERTIBLE NOTES AND STOCK

SALE AND PURCHASE OF NOTES AND STOCK.

     SUBJECT TO THE TERMS AND CONDITIONS HEREOF AND FOR THE CONSIDERATION AND IN THE AMOUNTS LISTED ON SCHEDULE 0, THE ISSUER AGREES TO ISSUE AND SELL, AND EACH HOLDER HEREBY AGREES, SEVERALLY AND NOT JOINTLY, TO PURCHASE THE NOTES AND THE STOCK AS SET FORTH ON SCHEDULE 2.01. ALL PROCEEDS RECEIVED BY ISSUER FROM HOLDERS SHALL BE DEPOSITED IN THE SEGREGATED BANK ACCOUNT AND WILL ONLY BE USED BY ISSUER TO FUND THE LOANS TO AMERICAN CARESOURCE CORPORATION DESCRIBED IN SECTION 2.02, SUBJECT TO THE EXCEPTIONS SET FORTH IN SECTION 2.07 HEREOF.. THE NOTES SHALL BE SUBSTANTIALLY IN THE FORM ANNEXED HERETO AS EXHIBIT 2.01(A).

     PRIOR TO THE CLOSING DATE, THE ISSUER SHALL HAVE FILED A CERTIFICATE OF DESIGNATION, POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS THEREOF OF THE SERIES D PREFERRED STOCK OF PATIENT INFOSYSTEMS, INC. (THE "CERTIFICATE OF DESIGNATION") SETTING FORTH, AMONG OTHER THINGS, THE TERMS, DESIGNATIONS, POWERS, PREFERENCES, AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS, AND THE QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS OF THE SERIES D PREFERRED STOCK, IN THE FORM ATTACHED HERETO AS EXHIBIT 2.01(B). THE SERIES D PREFERRED STOCK SHALL HAVE THE TERMS SET FORTH IN THE CERTIFICATE OF DESIGNATION.

     THE ISSUER SHALL SUBMIT TO THE STOCKHOLDERS OF THE ISSUER FOR APPROVAL AT EITHER ITS NEXT ANNUAL MEETING OF SHAREHOLDERS OR A SPECIAL MEETING (THE "MEETING") TO BE CALLED AND HELD AS PROMPTLY AS PRACTICABLE AFTER THE DATE HEREOF, AMONG OTHER THINGS, AN AMENDMENT OF ITS CERTIFICATE OF INCORPORATION IN ORDER TO INCREASE ITS AUTHORIZED COMMON STOCK TO 80,000,000 SHARES, NECESSARY TO ALLOW FOR THE ISSUANCE OF THE COMMON STOCK

     UPON CONVERSION OF THE STOCK (THE "AMENDMENT"). IN CONNECTION WITH SUCH MEETING, THE ISSUER SHALL PREPARE AND FILE WITH THE SEC A PRELIMINARY PROXY STATEMENT (THE "PROXY STATEMENT") BY WHICH THE ISSUER'S SHAREHOLDERS WILL BE ASKED TO APPROVE THE AMENDMENT REFERRED TO HEREIN (THE "REQUIRED SHAREHOLDER APPROVAL"). THE ISSUER SHALL USE ITS BEST EFFORTS TO RESPOND TO ANY COMMENTS OF THE SEC, AND TO CAUSE THE PROXY STATEMENT TO BE MAILED TO THE ISSUER'S SHAREHOLDERS AT THE EARLIEST PRACTICABLE TIME. THE ISSUER WILL NOTIFY HOLDERS PROMPTLY OF THE RECEIPT OF ANY COMMENTS FROM THE SEC OR ITS STAFF AND OF ANY REQUEST BY THE SEC OR ITS STAFF OR ANY OTHER GOVERNMENT OFFICIALS FOR AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT OR FOR ADDITIONAL INFORMATION AND WILL SUPPLY HOLDERS WITH COPIES OF ALL CORRESPONDENCE BETWEEN THE ISSUER OR ANY OF ITS REPRESENTATIVES, ON THE ONE HAND, AND THE SEC, OR ITS STAFF OR ANY OTHER GOVERNMENT OFFICIALS, ON THE OTHER HAND, WITH RESPECT TO THE PROXY STATEMENT. THE PROXY STATEMENT SHALL COMPLY IN ALL MATERIAL RESPECTS WITH ALL APPLICABLE REQUIREMENTS OF LAW. HOLDERS SHALL PROVIDE THE ISSUER WITH ALL INFORMATION ABOUT HOLDERS REQUIRED TO BE INCLUDED OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT AND SHALL OTHERWISE COOPERATE WITH THE ISSUER IN TAKING THE ACTIONS DESCRIBED IN THIS PARAGRAPH. WHENEVER ANY EVENT OCCURS WHICH IS REQUIRED TO BE SET FORTH IN AN AMENDMENT OR SUPPLEMENT TO THE PROXY STATEMENT, THE ISSUER OR HOLDERS, AS THE CASE MAY BE, SHALL PROMPTLY INFORM THE OTHER PARTY OF SUCH OCCURRENCE AND COOPERATE IN FILING WITH THE SEC OR ITS STAFF OR ANY OTHER GOVERNMENT OFFICIALS, AND/OR MAILING TO SHAREHOLDERS OF THE ISSUER, SUCH AMENDMENT OR SUPPLEMENT. THE PROXY STATEMENT SHALL INCLUDE THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE ISSUER THAT THE SHAREHOLDERS OF THE ISSUER VOTE IN FAVOR OF AND APPROVE THE AMENDMENTS; PROVIDED, HOWEVER, THAT THE BOARD OF DIRECTORS MAY WITHDRAW OR MODIFY ITS RECOMMENDATION IN A MANNER ADVERSE TO THE HOLDERS ONLY IN THE EVENT THAT THE BOARD OF DIRECTORS DETERMINES IN GOOD FAITH, AFTER CONSULTATION WITH AND AFTER CONSIDERING THE ADVICE OF OUTSIDE COUNSEL, THAT IN ORDER TO COMPLY WITH ITS FIDUCIARY DUTIES TO STOCKHOLDERS UNDER APPLICABLE LAW, IT IS NECESSARY FOR THE BOARD OF DIRECTORS TO SO WITHDRAW OR MODIFY ITS RECOMMENDATION.
         (d) The Issuer and the Holders agree that this Purchase Agreement shall be amended to provide for the issuance of additional notes and shares of Series D Preferred Stock to additional investors as contemplated hereby under the terms and conditions of this Purchase Agreement up to the maximum amount set forth in SCHEDULE 2.01 and, without obtaining the signature, consent or permission of any of the Holders, such additional investors shall become parties to this Purchase Agreement and the other Purchase Documents (as applicable) by executing counterpart signature pages to such agreements. Upon and after the closing of any such additional investments, the term "Stock" under this Purchase Agreement shall be deemed to include the shares so issued, the term "Notes" under this Purchase Agreement shall be deemed to be include any notes issued for such additional investments and the term "Holder" shall include any such additional investor.

COLLATERAL SECURITY.

The obligations of the Issuer under this Purchase Agreement and the Notes are secured by a first priority perfected lien and security interest in a note or series of notes issued to Issuer under the terms of the Credit Agreement by and between the Issuer and American CareSource Corporation of even date herewith, the proceeds thereof, the Warrant issued to Issuer by ACS, all rights of Issuer under the Credit Agreement and the related security agreement by and between the Issuer and American CareSource Corporation and the proceeds of the Notes issued to Issuer by Holders as maintained in the Segregated Bank Account (the "Collateral").

CONVERSION OF NOTES.

Each Holder shall have the right to convert the Notes into Series D Preferred Stock of the Issuer plus accrued but unpaid interest at the rate equal to the purchase price of such Series D Preferred Stock upon consummation of the private placement of such Series D Preferred Stock as contemplated by the Asset Purchase Agreement or at such other time as agreed upon by the parties.

SALE OF SECURITIES BY ISSUER.

The proceeds of any sale of stock, debt or other securities of the Issuer will be applied towards repayment of the Notes on a pro rata basis among the Holders, unless, as to each respective Holder, such Holder agrees to another use in writing.

PREPAYMENT OF NOTES.

The Notes may be prepaid in whole or in part, on a pro rata basis at any time, without premium or penalty with respect to each Note, with the written consent of the Holders.

SEGREGATED BANK ACCOUNT.
         Issuer hereby agrees to keep all proceeds from the Purchase Agreement and Notes in a Segregated Bank Account.


DISTRIBUTION OF FUNDS.
         Issuer hereby agrees that distribution of funds from the Segregated Bank Account shall be made only to, or for the benefit of, American CareSource Corporation. Notwithstanding the foregoing, (i) the Issuer may at any time withdraw $2,500 from the Segregated Bank Account (such amount representing
Issuer's funds used to open such Segregated Bank Account), (ii) all accrued interest from funds deposited into the Segregated Bank Account shall be property of the Issuer and shall be used by the Issuer at its sole discretion and (iii) up to $250,000 to be applied by the Issuer for working capital purposes of Issuer.


LIMITATION ON LOANS WITH CITIBANK.

Issuer shall not enter into any loan, credit agreement or other financing arrangement with Citibank as long as there are funds in the Segregated Bank Account.

REPRESENTATIONS AND WARRANTIES OF ISSUER

         To induce  the  Holders to enter into this  Purchase  Agreement  and to
purchase  the  Notes  and  Stock,   the  Issuer   hereby  makes  the   following
representations and warranties to the Holders.

ORGANIZATION, GOOD STANDING, POWER, ETC.

         The Issuer (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) is not required to be qualified or authorized to do business as a foreign corporation in any other jurisdiction by reason of the nature of the business conducted by it or the properties owned or leased or operated by it, and (c) has all requisite corporate power and authority, licenses, permits and franchises to own or lease and operate its properties and carry on its business as presently being conducted. The Issuer has no operating subsidiaries.

CERTIFICATE OF INCORPORATION AND BY-LAWS.

         The Issuer has furnished the Holders with a complete and correct copy of (a) the Issuer's Certificate of Incorporation, as amended to date, certified by the Secretary of State of the State of Delaware, and (b) the Issuer's By-Laws, as amended to date, certified by the Secretary of the Issuer. The Issuer's Certificate of Incorporation and By-Laws are in full force and effect, and the Issuer is not in violation of any of the provisions thereof.

CAPITALIZATION.

                  THE  ISSUER'S  AUTHORIZED  CAPITALIZATION  IS AS  DISCLOSED ON
SCHEDULE 4.1.7(A) OF THE ASSET PURCHASE AGREEMENT. THE STOCK WHEN ISSUED AND DELIVERED AS HEREIN PROVIDED, WILL BE VALIDLY ISSUED, FULLY PAID AND NON-ASSESSABLE. THE ISSUER AGREES THAT, SUBJECT TO RECEIVING THE REQUIRED SHAREHOLDER APPROVAL, IT WILL AT ALL TIMES HAVE AUTHORIZED AND RESERVED FOR THE PURPOSES OF ISSUANCE, UPON EXERCISE OF THE CONVERSION RIGHTS OF THE STOCK A SUFFICIENT NUMBER OF SHARES OF ITS COMMON STOCK TO PROVIDE FOR THE EXERCISE OF ALL SUCH CONVERSION RIGHTS. ALL OUTSTANDING SHARES OF THE ISSUER ARE VALIDLY ISSUED, FULLY PAID AND NON-ASSESSABLE.

AGREEMENTS RELATING TO CAPITAL STOCK.

         To the best knowledge of the Issuer, other than as provided for in the Asset Purchase Agreement, there are no agreements or understandings with any person with respect to the voting of any shares of the Issuer's capital stock on any matter and the Issuer is not a party to any agreement which imposes any obligation on the Issuer, or creates any rights in any person, with respect to capital stock or any other securities of the Issuer.

OPTIONS, WARRANTS, RIGHTS, ETC.

         Other than as set forth in SCHEDULE 3.05, the Issuer does not have outstanding any option, warrant, or other right to purchase or convert any obligation into any of its capital stock.

AUTHORIZATION OF AGREEMENT.

         The Issuer has the full corporate power and authority to enter into this Purchase Agreement and to perform its obligations hereunder and the execution, delivery and performance of this Purchase Agreement and all other transactions contemplated hereby have been duly authorized by the Issuer. This Purchase Agreement constitutes a legal, valid and binding obligation of the Issuer, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar enforcement of creditors' rights generally.

EFFECT OF AGREEMENT, ETC.

         The execution, delivery and performance of this Purchase Agreement by the Issuer, and consummation of the transactions contemplated hereby will not, with or without the giving of notice and the lapse of time, or both (a) violate any provision of law, statute, rule or regulation to which the Issuer is subject, (b) violate any judgment, order, writ or decree of any court applicable to the Issuer, or (c) result in the breach of, or conflict with, any term, covenant, condition or provision of, result in the modification or termination of, constitute a default under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon, any of the properties or assets of the Issuer pursuant to any corporate charter, by-laws, commitment, contract or other agreement or instrument, to which the Issuer is a party or by which any of its assets or properties is or may be bound or affected.

GOVERNMENT AND OTHER CONSENTS.

         No consent, authorization or approval of, or exemption by, any governmental or public body or authority is required in connection with the execution, delivery and performance by the Issuer of this Purchase Agreement, or to the taking by the Issuer of any action herein contemplated.

FINANCIAL STATEMENTS.

         The Issuer has delivered to the Holders the financial statements of the Issuer as of and for the fiscal year ended December 31, 2002, including the Balance Sheet ("Balance Sheet"), the related statements of income, retained earnings and stockholders' equity for the fiscal year then ended (the "Balance Sheet Date") audited by Deloitte & Touche, LLP, independent certified public accountants, including the related schedules and notes. The foregoing financial statements (the "Financial Statements") have been prepared in accordance with generally accepted accounting principles consistently applied, are correct and complete in all material respects and fairly present in all material respects the financial position and results of operations of the Issuer as of said dates and for the periods indicated.

ABSENCE OF UNDISCLOSED LIABILITIES.

         The Financial Statements make full and adequate provision for all material obligations, liabilities and commitments (fixed and contingent) of the Issuer as of the dates thereof and the Issuer had no material obligations, liabilities or commitments (fixed or contingent) which were required to be set forth or reserved in the Financial Statements in accordance with generally accepted accounting principles which were not so set forth or reserved.

ABSENCE OF CERTAIN CHANGES OR EVENTS.

Except as set forth in SCHEDULE 3.11, since the Balance Sheet Date, the Issuer has not:
                                         -------------
          (a)  incurred any obligation or liability (fixed or contingent) except
               (i) trade or business obligations incurred in the ordinary course of business, none of which is materially adverse, and (ii) obligations and liabilities under the Commitments set forth in
               SCHEDULE 3.15,

          (b)  suffered any material adverse change in its financial  condition,
               results  of   operations,   properties,   business   or  business
               relationships;

          (c) suffered the occurrence of any events which, individually or in the aggregate, have had, or might reasonably be expected to have, a material adverse effect on its financial condition, results of operations, properties, business or business relationships;

          (d) discharged or satisfied any lien or encumbrance or incurred or paid any obligation or liability (fixed and contingent), except
               (i) current obligations and liabilities fully reflected in the Balance Sheet, (ii) current obligations and liabilities incurred since the Balance Sheet Date in the ordinary course of business, and (iii) obligations and liabilities incurred in carrying out the transactions contemplated by this Purchase Agreement;

          (e) sold, transferred or leased any of its assets or properties or entered into any transaction other than in the ordinary course of business;

          (f)  suffered any loss not in the ordinary course of business; or
          (g) declared any dividend or made any payment or distribution to its stockholders or purchased or redeemed any of its capital stock.

TAX MATTERS.

         The Issuer has prepared and filed with the appropriate United States, state and local government agencies, all tax returns required to be filed; the Issuer has paid all taxes shown on such tax returns to be payable or which have come due pursuant to any assessment, deficiency notice, 30-day letter or similar notice received by it except for taxes reflected in the Balance Sheet; and the provisions for income taxes payable in the Balance Sheet are sufficient for all accrued and unpaid taxes, whether or not disputed and for all periods to and including the Balance Sheet Date. The Federal income tax liability of the Issuer has not been examined and reported on by the Internal Revenue Service for any fiscal year(s). The Issuer has not executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period for assessment or collection of any income taxes or is a party to any pending action or proceeding by any governmental authority for assessment or collection of taxes, and no claims for assessment or collection of taxes has been asserted against the Issuer.

TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES, ETC.

         Except as indicated on SCHEDULE 3.13, the Issuer has good and marketable title to all of its assets (tangible and intangible) (including without limitation the assets reflected in the Balance Sheet, except as since sold or otherwise disposed of, in the ordinary course of business), free and clear of all mortgages, claims, liens, charges and encumbrances, except (i) as referred to in the Balance Sheet or disclosed in the notes thereto, (ii) the lien of taxes not yet due and payable or being contested in good faith by appropriate proceedings, (iii) such imperfections of title and encumbrances, if any, which do not materially detract from the value, or interfere with the use, of the properties of the Issuer or otherwise materially impair its business operations. The fixed assets of the Issuer referred to in the Balance Sheet are all located on real property leased by the Issuer. The leases and other agreements or instruments under which the Issuer holds, leases or is entitled to the use of any real or personal property are in full force and effect and all rentals, royalties or other payments accruing thereunder prior to the date hereof have been duly paid. The Issuer has not received notice of violation of any applicable law, ordinance, regulation, order or requirement relating to its operations, or its owned or leased properties.

CONDITION OF EQUIPMENT, ETC.

         The equipment owned, operated, or leased by the Issuer is in good condition and repair (ordinary wear and tear which are not such as to affect adversely the operation of its business excepted) and suitable for the uses for which intended.

AGREEMENTS, PLANS, ARRANGEMENTS, ETC.
                  Except as set forth in SCHEDULE 3.15, the Issuer is not a party to, nor are the Issuer or any of its properties or assets bound or affected by, any written or oral

          (a) material lease agreement (whether as lessor or lessee) for an aggregate amount of more than $25,000 per year relating to real or personal property;

          (b) license agreement, assignment or contract (whether as licensor or licensee, assignor or assignee) for an aggregate amount of more than $25,000 per year relating to trademarks, patents or copyrights (or applications therefor), unpatented designs or styles, trade secrets, proprietary software programs and systems, know-how or technical assistance including agreements with customers of the Issuer granting licenses to use proprietary software programs and systems other than third party software licenses agreed to in the ordinary course of the Issuer's business;

          (c) employment agreement not terminable without liability to the employer upon notice to the employee of not more than 30 days, or employment agreement providing compensation of more than $25,000 per year (including all salary, bonuses and commissions) to any employee;
          (d) agreement, other than any customer contract, in excess of $100,000 for the purchase or sale of goods, materials, supplies, services, machinery or capital assets; (e) agreement with any labor union;
          (f) policy of insurance (including surety bonds) in force with respect to such corporation or any of its properties, assets, executive officers, agents or employees;
          (g) agreement with any distributor, dealer, sales agent or representative;
          (h) agreement guaranteeing, indemnifying or otherwise becoming liable for the obligations or liabilities of another other than obligations or liabilities for patent, copyright and trademark infringement arising out of the Issuer's standard sales agreements;
          (i)  agreement for borrowing or lending of money;
          (j) agreement with any bank, finance company or similar organization which acquires from such corporation consumer paper or contracts for the sale of merchandise on credit;
          (k) agreement granting any person a lien, security interest or mortgage on any property or asset of such corporation, including, without limitation, any factoring agreement or agreement for the assignment of accounts receivable;
          (l) bonus, deferred compensation, profit sharing, pension, retirement, stock option, stock purchase, insurance (other than medical insurance for employees) or other plan, arrangement or practice providing employee or executive benefits;
          (m) advertising agreement with any newspaper, magazine or radio or television station;
          (n) agreement which restricts it from doing business anywhere in the world;
          (o) agreements with any consultant in an aggregate amount of more than $50,000 per year; or
          (p) other material agreements affecting the Issuer or its assets or business.

Correct and complete copies of all such agreements, plans, policies and arrangements and such other instruments referred to in the foregoing Section 3.15(a) through (p) (or, where they are oral, true and complete written summaries thereof) (collectively referred to herein as the "Commitments") have been made available for inspection at the offices of the Issuer. Each of the Commitments is now valid, in full force and effect and enforceable in accordance with its terms, and the Issuer has fulfilled, or taken all action reasonably necessary to enable it to fulfill when due, all of its material obligations under the Commitments. There has not occurred any default by the Issuer, or any event caused by the Issuer or any of its employees or agents which with the lapse of time or the election of any person other than the Issuer, will become a default, nor to the knowledge of the Issuer has there occurred any default by others or any event which with the lapse of time or the election of the Issuer will become a default under any of the Commitments, except defaults, if any, which will not result in any material loss to or liability of the Issuer. Neither the Issuer, nor, to the knowledge of the Issuer, any other party, is in arrears in respect of the performance or satisfaction of the terms or conditions on its part to be performed or satisfied under any of the Commitments and no wavier or indulgence has been granted by any of the parties thereto.

PATENTS, TRADEMARKS, COPYRIGHTS, PROPRIETARY SOFTWARE PRODUCTS.
                  (a) To the  knowledge  of  the  Issuer,  the  Issuer  owns  or possesses adequate licenses or other valid rights to use (without the making of any payment to others or the obligation to grant rights to others in exchange) all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copy rights, know-how, proprietary software programs and other proprietary information necessary to the conduct of its business as presently being or proposed to be conducted; and

         (b) the validity of such items and the title thereto of the Issuer have not been questioned in any litigation to which the Issuer is a party, nor, to the knowledge of the Issuer, the conduct of the business of the Issuer as now operated does not conflict with valid patents, patent rights, proprietary rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others in any way likely to affect adversely in any material manner the business, assets or condition, financial or otherwise, of the Issuer. No material infringement of any proprietary right owned or licensed by the Issuer is known to the Issuer. All patents, patent applications and rights to inventions or proprietary software products heretofore owned or held by any officer or shareholder of the Issuer and relating to its business in any manner have been duly and effectively transferred to the Issuer.

PERMITS, LICENSES, ETC.

To the knowledge of the Issuer, the Issuer does not require any permits, licenses, orders and approvals of federal, state, local or governmental and regulatory bodies in order to carry on its businesses as presently conducted.

LITIGATION.

There is no claim, action, suit, proceeding, arbitration, investigation or inquiry pending before any federal, state, municipal, or other court or governmental or administrative body or agency, or any private arbitration tribunal, or, to the knowledge of the Issuer, threatened against, relating to or affecting the Issuer or any of its assets or properties, or the transactions contemplated by this Purchase Agreement; nor to the knowledge of the Issuer is there any basis for any such claim, action, suit, proceeding, arbitration, investigation or inquiry which may have any material adverse effect upon the assets, properties or business of the Issuer, or the transactions contemplated by this Purchase Agreement. Neither the Issuer nor any officer, director, or employee of the Issuer has been permanently or temporarily enjoined by order, judgment or decree of any court or other tribunal or any agency from engaging in or continuing any conduct or practice in connection with the business engaged in by the Issuer. There is not in existence any order, judgment or decree of any court or other tribunal or any agency enjoining or requiring the Issuer to take any action of any kind or to which the Issuer, its business, properties or assets are subject or bound. The Issuer is not in default under any order, license, regulation or demand of any federal, state or municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court.

NO INTEREST IN COMPETITORS, ETC.

Neither the Issuer, nor any affiliate of any of the foregoing, directly or indirectly, owns any interest in or controls or is an employee, officer, director, or partner of or participant in or consultant to any corporation, partnership, limited partnership, joint venture, association, or other entity which is a competitor, supplier, customer, landlord or tenant of the Issuer.

LOANS WITH CITIBANK.

The Issuer has no loans, credit agreements or other financing arrangements with Citibank.

REPRESENTATIONS AND WARRANTIES OF HOLDERS

                  Each Holder hereby represents and warrants to the Issuer, the following facts and understandings:

OPPORTUNITY TO SPEAK TO ISSUER.
         Each  Holder   acknowledges  that  it  has  had  a  full  and  complete
opportunity to make inquiries as to the Issuer's plan of operations and that it fully understands the risks involved in the Issuer.


OPPORTUNITY TO SPEAK TO TAX ADVISOR.

Each Holder has been advised by the Issuer to consult with his own personal tax advisor to determine the effect of an investment in the Notes and Stock on his Federal income tax status.

OPPORTUNITY TO REVIEW ISSUER'S DOCUMENTS, RECORDS AND BOOKS.

All documents, records and books pertaining to this investment have been made available for inspection by each Holder or, if applicable, each Holder's attorney and/or accountant; and each Holder understands that the books and records of the Issuer will be available during reasonable business hours at its principal place of business.

RISK OF INVESTMENT.

Each Holder understands that operation of the Issuer's business is subject to numerous risks. Each Holder is able to bear the economic risk of the investment (i.e., he can afford a complete loss of his investment). Each Holder is familiar with the nature of and risks incident to investment in securities, and has determined (either alone or if need be on the basis of consultation with his business and tax advisors) that the purchase of the Notes and Stock is consistent with his investment objectives and income prospects.

SECURITIES ACQUIRED FOR INVESTMENT.

The Notes and shares of Stock acquired by each Holder will be acquired for investment and not with a view to the resale or distribution of such securities; and such securities are being acquired by each Holder for his own account and with his own funds and no person, other than the Holder, has a direct or indirect beneficial interest in such securities. Each Holder further understands that holding the investment for any pre-defined period of time does not constitute holding for investment or an agreement to hold the securities for investment and not with a view to resale or distribution. Each Holder has adequate means of providing for his current needs and foreseeable personal contingencies, has no need for liquidity in this investment, and anticipates no need now or in the foreseeable future to sell any of the securities which he hereby purchases.

ACCREDITED INVESTOR.

Each Holder qualifies as one of the following:

                  (a) Any bank as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in
Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in
Section 2(a)(48) of the Investment Company Act of 1940; any Small Business Investment Company licensed by the U.S. Small Business Administration under
Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of Title I of the Employment Retirement Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, a savings and loan association, insurance company or registered investment advisor, or if the employee benefit plan has total assets in excess of

$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

                  (b) Any  private  business  development  company as defined in
Section 202(a)(22) of the Investment Advisors Act of 1940;

                  (c) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

                  (d) Any director or executive officer of the Issuer;

                  (e) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase, exceeds $1,000,000;

                  (f) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

                  (g) Any trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506 of Regulation D; or

                  (h) Any entity in which all of the equity owners are accredited investors.

RESALE OF STOCK

Each Holder understands that the Notes and Stock have not been registered under the Securities Act, in reliance on an exemption for private offerings. Because the Issuer has no obligation to effect such registration, each Holder may have to continue to bear the economic risk of each Holder's investment in the Notes and Stock for an indefinite period; and each Holder will not be permitted to transfer the Notes or any shares of Stock in the absence of an opinion of counsel satisfactory to counsel for the Issuer that registration is not required under the Securities Act or under applicable state securities laws. Each Holder understands that this offering of the Notes and Stock has not been registered with securities agencies of any State in which they are offered in reliance upon exemptions from registration as a private placement. The offering of the Notes and Stock has not been approved or disapproved by federal of state security authorities.

CONDITIONS

         The effectiveness of this Purchase Agreement is subject to the satisfaction on or prior to the Closing Date, of the following conditions precedent:

PURCHASE DOCUMENTS.

The Holders shall have received the following documents executed and delivered by a Responsible Officer of the Issuer:

     THIS PURCHASE AGREEMENT;

     THE NOTES;

     THE SECURITY AGREEMENT

     CERTIFICATES REPRESENTING THE STOCK;

     THE LIEN SUBORDINATION AGREEMENT; AND

     REGISTRATION RIGHTS AGREEMENT IN THE FORM ATTACHED AS EXHIBIT 5.01 HERETO.

LIEN IN FAVOR OF COLLATERAL AGENT.

The Collateral Agent shall have first priority perfected security interests in the Collateral.

PROCEEDINGS AND CERTIFICATES.

The Holders shall have received a copy of the resolutions, in form and substance satisfactory to the Holders, of the Boards of Directors of the Issuer authorizing (i) the execution, delivery and performance of this Purchase Agreement, the Notes and any other Purchase Document, (ii) the issuance of the Stock and (iii) the borrowings contemplated hereunder certified by the Secretary of the Issuer as of the Closing Date, which certificate shall state that the resolutions thereby certified have not been amended, modified, revoked or rescinded and shall be in form and substance satisfactory to the Holders.

AMENDMENT TO ASSET PURCHASE AGREEMENT

American CareSource Corporation and the Issuer shall have executed an amendment to the Asset Purchase Agreement including, but not limited to, modifications of the provisions regarding (i) control of the Board of Directors of the Issuer after closing, (ii) extension of the repayment of debt to Eric Brauss and his affiliates, (iii) termination of the Asset Purchase Agreement based on the filing date of the proxy statement of the Issuer with the Securities and Exchange Commission and (iv) employment agreements with certain officers of American CareSource Corporation.

CERTIFICATE OF DESIGNATION

The Issuer shall have filed with the Secretary of State of the State of Delaware the Certificate of Designations in the form attached as EXHIBIT 2.01(B).

COLLATERAL AGENT

COLLATERAL AGENT

     EQUITY DYNAMICS, INC. SHALL ACT AS COLLATERAL AGENT AS CONTEMPLATED HEREIN AND IN THE SECURITY AGREEMENT.

     THE REQUIRED HOLDERS SHALL HAVE THE RIGHT TO DIRECT THE COLLATERAL AGENT, FROM TIME TO TIME, TO CONSENT TO ANY AMENDMENT, MODIFICATION OR SUPPLEMENT TO OR WAIVER OF ANY PROVISION OF THE SECURITY AGREEMENT AND TO RELEASE ANY COLLATERAL FROM ANY LIEN OR SECURITY INTEREST HELD BY THE COLLATERAL AGENT; PROVIDED, HOWEVER, THAT (I) NO SUCH DIRECTION SHALL REQUIRE THE COLLATERAL AGENT TO CONSENT TO THE MODIFICATION OF ANY PROVISION OR PORTION THEREOF WHICH (IN THE SOLE JUDGMENT OF THE COLLATERAL AGENT) IS INTENDED TO BENEFIT THE COLLATERAL AGENT, (II) THE COLLATERAL AGENT SHALL HAVE THE RIGHT TO DECLINE TO FOLLOW ANY SUCH DIRECTION IF THE COLLATERAL AGENT SHALL DETERMINE IN GOOD FAITH THAT THE DIRECTED ACTION IS NOT PERMITTED BY THE TERMS OF THE SECURITY AGREEMENT OR MAY NOT LAWFULLY BE TAKEN, AND (III) NO SUCH DIRECTION SHALL WAIVE OR MODIFY ANY PROVISION OF THE SECURITY AGREEMENT THE WAIVER OR MODIFICATION OF WHICH REQUIRES THE CONSENT OF ALL HOLDERS. THE COLLATERAL AGENT MAY RELY ON ANY SUCH DIRECTION GIVEN TO IT BY THE REQUIRED HOLDERS AND SHALL BE FULLY PROTECTED IN RELYING THEREON, AND SHALL UNDER NO CIRCUMSTANCES BE LIABLE TO ANY HOLDER OR ANY OTHER PERSON FOR TAKING OR REFRAINING FROM TAKING ACTION IN ACCORDANCE WITH ANY DIRECTION OR OTHERWISE IN ACCORDANCE WITH THE SECURITY AGREEMENT.

DUTIES OF COLLATERAL AGENT

     THE COLLATERAL AGENT SHALL HAVE AND MAY EXERCISE SUCH POWERS UNDER THE SECURITY AGREEMENT AS ARE SPECIFICALLY DELEGATED TO THE COLLATERAL AGENT BY THE TERMS HEREOF AND THEREOF, TOGETHER WITH SUCH POWERS AS ARE REASONABLY INCIDENTAL THERETO. THE COLLATERAL AGENT SHALL NOT HAVE ANY IMPLIED DUTIES OR ANY OBLIGATIONS TO TAKE ANY ACTION UNDER THE SECURITY AGREEMENT.

     THE COLLATERAL AGENT SHALL BE REQUIRED TO ACT OR TO REFRAIN FROM ACTING (AND SHALL BE FULLY PROTECTED IN SO ACTING OR REFRAINING FROM ACTING) UPON THE WRITTEN INSTRUCTIONS, AND THE FURNISHING OF A DEPOSIT IN ACCORDANCE WITH SECTION 0 HEREOF, OF THE REQUIRED HOLDERS AND SUCH INSTRUCTIONS SHALL BE BINDING UPON ALL THE HOLDERS; PROVIDED THAT THE COLLATERAL AGENT SHALL NOT BE REQUIRED TO TAKE ANY ACTION WHICH THE COLLATERAL AGENT IN GOOD FAITH BELIEVES (I) COULD REASONABLY BE EXPECTED TO EXPOSE IT TO PERSONAL LIABILITY OR (II) IS CONTRARY TO APPLICABLE LAW.

     ABSENT WRITTEN INSTRUCTIONS FROM REQUIRED HOLDERS TO THE CONTRARY AT A TIME WHEN AN EVENT OF DEFAULT SHALL HAVE OCCURRED AND BE CONTINUING, THE COLLATERAL AGENT MAY TAKE, BUT SHALL HAVE NO OBLIGATION TO TAKE, ANY AND ALL ACTIONS UNDER THE SECURITY AGREEMENT OR OTHERWISE AS IT SHALL DEEM TO BE IN THE BEST INTERESTS OF THE HOLDERS.

     THE RELATIONSHIP BETWEEN THE COLLATERAL AGENT AND THE HOLDERS IS AND SHALL BE ONLY TO THE EXTENT EXPLICITLY PROVIDED FOR HEREIN THAT OF AGENT AND PRINCIPAL AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED TO IMPOSE ON THE COLLATERAL AGENT DUTIES AND OBLIGATIONS OTHER THAN THOSE EXPRESSLY PROVIDED FOR HEREIN. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NEITHER THE COLLATERAL AGENT NOR ANY OF ITS EMPLOYEES, PARTNERS OR AGENTS SHALL

         BE RESPONSIBLE TO THE HOLDERS FOR ANY RECITALS, REPRESENTATIONS OR WARRANTIES CONTAINED IN, OR FOR THE EXECUTION, VALIDITY, GENUINENESS, PERFECTION, EFFECTIVENESS OR ENFORCEABILITY OF, THE SECURITY AGREEMENT (IT BEING EXPRESSLY UNDERSTOOD THAT ANY DETERMINATION OF THE FOREGOING IS THE RESPONSIBILITY OF THE ISSUER),

         BE RESPONSIBLE TO THE HOLDERS FOR THE VALIDITY, GENUINENESS, PERFECTION, EFFECTIVENESS, ENFORCEABILITY, EXISTENCE, VALUE OR
         ENFORCEMENT OF ANY SECURITY INTEREST IN THE COLLATERAL (IT BEING EXPRESSLY UNDERSTOOD THAT ANY DETERMINATION OF THE FOREGOING IS THE RESPONSIBILITY OF EACH HOLDER),

         BE UNDER ANY DUTY TO INQUIRE INTO OR PASS UPON ANY OF THE FOREGOING MATTERS, OR TO MAKE ANY INQUIRY CONCERNING THE PERFORMANCE BY ANY PERSON OF ITS OR THEIR OBLIGATIONS UNDER THE SECURITY AGREEMENT (IT BEING EXPRESSLY UNDERSTOOD THAT ANY DETERMINATION OF THE FOREGOING IS THE RESPONSIBILITY OF THE ISSUER),

         BE DEEMED TO HAVE KNOWLEDGE OF THE OCCURRENCE OF AN EVENT OF DEFAULT, UNLESS IT SHALL HAVE RECEIVED WRITTEN NOTICE THEREOF FROM EITHER A HOLDER OR THE ISSUER,

         BE RESPONSIBLE OR LIABLE FOR ANY SHORTAGE, DISCREPANCY, DAMAGE, LOSS OR DESTRUCTION OF ANY PART OF THE COLLATERAL WHEREVER THE SAME MAY BE LOCATED REGARDLESS OF THE CAUSE THEREOF UNLESS THE SAME SHALL HAPPEN SOLELY THROUGH THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE COLLATERAL AGENT AS SHALL HAVE BEEN DETERMINED IN A FINAL NONAPPEALABLE JUDGMENT OF A COURT OF COMPETENT JURISDICTION,

         HAVE ANY LIABILITY FOR ANY ERROR OR OMISSION OR ACTION OR FAILURE TO ACT OF ANY KIND MADE IN THE SETTLEMENT, COLLECTION OR PAYMENT IN CONNECTION WITH THE SECURITY AGREEMENT OR ANY OF THE COLLATERAL OR ANY INSTRUMENT RECEIVED IN PAYMENT THEREFOR OR FOR ANY DAMAGE RESULTING THEREFROM OTHER THAN AS A SOLE RESULT OF ITS OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT AS SHALL HAVE BEEN DETERMINED IN A FINAL NONAPPEALABLE JUDGMENT OF A COURT OF COMPETENT JURISDICTION, AND

         IN ANY EVENT, BE LIABLE AS SUCH FOR ANY ACTION TAKEN OR OMITTED BY IT, ABSENT, IN EACH CASE DESCRIBED IN THIS SECTION, ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT AS SHALL HAVE BEEN DETERMINED IN A FINAL NONAPPEALABLE JUDGMENT OF A COURT OF COMPETENT JURISDICTION.

AGENTS, PARTNERS AND EMPLOYEES OF COLLATERAL AGENT.

         The Collateral Agent may execute any of its duties under the Security Agreement by or through its agents, partners or employees. Neither the

Collateral Agent nor any of its agents, partners or employees shall be liable for any action taken or omitted to be taken by it or them in good faith, be responsible for the consequence of any oversight or error of judgment or answerable for any loss unless any of the foregoing shall happen through its or their gross negligence or willful misconduct as shall have been determined in a final nonappealable judgment of a court of competent jurisdiction.

RELIANCE ON CERTAIN DOCUMENTS.

         The Collateral Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons, and with respect to all legal matters shall be entitled to rely on the advice of legal advisors selected by it concerning all matters relating to the Security Agreement and its duties hereunder and thereunder and otherwise shall rely on such experts as it deems necessary or desirable, and shall not be liable to any Holder or any other Person for the consequences of such reliance.

COLLATERAL AGENT MAY HAVE SEPARATE RELATIONSHIP WITH OBLIGATION PARTIES.

         The Collateral Agent may, notwithstanding the fact that it is the Collateral Agent, generally engage in any kind of business with any such party in the same manner and to the same effect as though it were not the Collateral Agent; and such business shall not constitute a breach of any obligation of the Collateral Agent to the other Holders.

INDEMNIFICATION OF COLLATERAL AGENT.

         Each of the Holders agrees to indemnify the Collateral Agent for any and all liabilities, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the Collateral Agent in its capacity as the Collateral Agent, in any way relating to or arising out of the Security Agreement or the transactions contemplated hereby or thereby or the enforcement of any of the terms hereof or thereof or of any such other documents, PROVIDED that no Holder shall be liable for any of the foregoing to the extent they arise from gross negligence or willful misconduct on the part of the Collateral Agent as shall have been determined in a final nonappealable judgment of a court of competent jurisdiction. This Section 6.06 shall survive the termination of this Purchase Agreement. Prior to taking any action hereunder as Collateral Agent, the Collateral Agent may require each Holder to deposit with it sufficient sums as it determines in good faith is necessary to protect the Collateral Agent for costs and expenses associated with taking of action, and the Collateral Agent shall have no liability hereunder for failure to take such action unless the Holders promptly deposit such sums.

EVENTS OF DEFAULT

BANKRUPTCY, ETC.

If the Issuer shall commence any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or the Issuer shall make a general assignment for the benefit of its creditors; or (iii) there shall be commenced against the Issuer any case, proceeding or other action of a nature referred to in clause (i) or (ii) above which (a) results in the entry of an order for relief or any such adjudication or appointment or (b) remains undismissed, undischarged or unbonded for a period of 60 days; or (iv) there shall be commenced against the Issuer any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (v) the Issuer shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), (iii), or (iv) above; the Notes (with accrued interest thereon as provided in the Notes) and all other amounts owing under this Purchase Agreement and the Notes shall immediately become due and payable without the need for any notice or other action by Holders.

OTHER EVENTS.

If any of the following events shall occur and be continuing:

     THE ISSUER SHALL FAIL TO PAY (I) ANY PRINCIPAL OF THE NOTES WHEN DUE IN ACCORDANCE WITH THE TERMS THEREOF, OR (II) INTEREST ON THE NOTES OR ANY FEE OR OTHER AMOUNT PAYABLE HEREUNDER WITHIN 5 BUSINESS DAYS WHEN DUE IN ACCORDANCE WITH THE TERMS THEREOF OR HEREOF; OR

     ANY REPRESENTATION OR WARRANTY MADE BY THE ISSUER HEREIN OR IN ANY OTHER PURCHASE DOCUMENT OR WHICH IS CONTAINED IN ANY CERTIFICATE, DOCUMENT OR FINANCIAL OR OTHER STATEMENT FURNISHED AT ANY TIME UNDER OR IN CONNECTION WITH THIS PURCHASE AGREEMENT OR OTHER PURCHASE DOCUMENT SHALL PROVE TO HAVE BEEN INCORRECT AND THE SUBJECT OF THAT BREACH OF REPRESENTATION OR WARRANTY HAS A MATERIAL ADVERSE EFFECT ON OR AS OF THE DATE MADE OR DEEMED MADE; OR

     THE ISSUER SHALL DEFAULT IN THE OBSERVANCE OR PERFORMANCE OF ANY AGREEMENT CONTAINED IN THIS PURCHASE AGREEMENT OR THE NOTES WHICH AGREEMENT, BY ITS NATURE, MAY NOT BE CURED; OR

     THE ISSUER SHALL DEFAULT IN THE OBSERVANCE OR PERFORMANCE OF ANY OTHER AGREEMENT CONTAINED IN THIS PURCHASE AGREEMENT OR ANY OTHER PURCHASE
     DOCUMENTS (OTHER THAN AS PROVIDED IN PARAGRAPHS (A) THROUGH (C) OF THIS SECTION), AND SUCH DEFAULT SHALL CONTINUE UNREMEDIED FOR A PERIOD OF 30 DAYS;

     THERE SHALL HAVE OCCURRED AN EVENT OF DEFAULT UNDER THE SECURITY AGREEMENT BY AND BETWEEN THE ISSUER AND THE HOLDERS OF EVEN DATE; OR

     THERE SHALL HAVE OCCURRED AN EVENT OF DEFAULT BY ACS UNDER THE CREDIT AGREEMENT OR SECURITY AGREEMENT WHETHER OR NOT DECLARED BY THE ISSUER, OR ANY DEFAULT UNDER OR TERMINATION OF THE ASSET PURCHASE AGREEMENT BY AND AMONG THE ISSUER, ACS AND THE STOCKHOLDERS SIGNATORY THERETO, DATED AS OF SEPTEMBER 23, 2002, AS AMENDED AND RESTATED ON APRIL 10, 2003;
         then, and in any such event, the Required Holders may by notice of default to the Issuers, declare the Notes (with accrued interest thereon as provided in the Notes) and all other amounts owing under this Purchase Agreement and the Notes to be due and payable forthwith, whereupon the same shall immediately become due and payable.


WAIVERS OF PRESENTMENT, ETC.

Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived.

MISCELLANEOUS

AMENDMENTS AND WAIVERS.

No provision of this Purchase Agreement, the Notes or the Purchase Documents may be waived, modified or amended without the prior written agreement of Holders and the Issuer. No such waiver, modification or amendment shall extend to or affect any obligation not expressly waived, modified or amended.

NOTICES.

All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing, and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or, in the case of telecopy notice, when received, or, in the case of a nationally recognized courier service, one business day after delivery to such courier service, addressed as follows in the case of the Issuer and the Holders or to such other address as may be hereafter notified by the respective parties hereto and any future holders of the Notes:

   The Issuer:                  Patient Infosystems, Inc.
                                46 Prince Street
                                Rochester, New York 14607
                                Attn: Kent Tapper

   The Holders:                 To the addresses indicated on SCHEDULE A hereto.


NO WAIVER; CUMULATIVE REMEDIES.

No failure to exercise and no delay in exercising, on the part of any Holder, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

Unless otherwise provided herein, all representations and warranties made hereunder or under any other Purchase Document and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive for a period of two years following the execution and delivery of this Purchase Agreement and the Notes and Stock.

PAYMENT OF EXPENSES, TAXES AND BROKERS' FEES.

The Issuer agrees that on the Closing Date it shall (i) pay or reimburse the Holders for all their out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Purchase Agreement, the Notes, and the other Purchase Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, provided that any legal fees of the Holders shall be limited to the reasonable fees and disbursements of counsel to the Holders, (ii) pay or reimburse each Holder for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Purchase Agreement, the Notes, the other Purchase Documents and any such other documents, (iii) pay, indemnify, and hold each Holder harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Purchase Agreement, the Notes, the other Purchase Documents and any such other documents, and (iv) the Issuer shall be solely responsible for the payment of any brokerage or similar fees which may become due as the result of the consummation of the transactions contemplated by this Purchase Agreement.

COUNTERPARTS.

         This Purchase Agreement may be executed by one or more of the parties to this Purchase Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

SEVERABILITY.

         Any provision of this Purchase Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

INTEGRATION.

This Purchase Agreement and the other Purchase Documents represent the agreement of the Issuer and the Holders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Holders relative to subject matter hereof not expressly set forth or referred to herein or in the other Purchase Documents.

GOVERNING LAW.

THE PUCHASE DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THE PURCHASE DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF IOWA WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS RULES THEREOF.

WAIVERS OF JURY TRIAL.

THE ISSUER AND ANY HOLDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THE PURCHASE DOCUMENTS AND FOR ANY COUNTERCLAIM THEREIN.

IN WITNESS WHEREOF, the parties hereto have caused this Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                                            Patient Infosystems, Inc.


                                            By:  ________________________

                                            Name:  Roger Chaufournier

                                            Title: President



                                            Principal Life Insurance Company


                                            By:  ________________________

                                            Name:

                                            Title:

                                            ------------------------
                                            John Pappajohn, Individually



                                            Ann Pappajohn Inter Vivos Trust


                                            By:  ________________________

                                            Name:

                                            Title:

                                            Pappajohn  Shriver  Eide  Nicolas PC
                                            Profit  Sharing Plan FBO Socrates G.
                                            Pappajohn


                                            By:  ________________________

                                                   Name:

                                                   Title:

                                 Exhibit 2.01(a)

                                      NOTE

                             DUE SEPTEMBER 30, 2003
                                                                      $(insert)

        Patient Infosystems, Inc., a corporation duly formed under the laws of the State of Delaware, (the "Issuer"), for value received, hereby jointly and severally promise to pay to (insert) or registered assigns (the "Holder") the principal sum of (insert) ($(insert), together with interest, in the manner provided herein. This Note (this "Note") was issued pursuant to that certain Note and Stock Purchase Agreement dated April __, 2003 between the Issuer and the investors listed on SCHEDULE A thereto (the "Purchase Agreement"), and is entitled to the benefits of the Purchase Agreement. Except as to those terms otherwise defined in this Note, all capitalized terms used in this Note shall have the respective meanings ascribed to them in the Purchase Agreement.

              PAYMENTS.

        All principal amounts then outstanding and unpaid under this Note shall be paid in full on September 30, 2003 (the "Maturity Date").

              INTEREST.

Interest shall accrue on the Prime Rate plus 3% per annum, computed on the basis of a 360-day year counting the actual number of days elapsed. The Prime Rate means the prime rate as published from time to time by the Wall Street Journal. Interest shall be payable upon the Maturity Date or sooner upon the occurrence of certain events as set forth in the Purchase Agreement.

              CONVERSION.

This Note may be convertible at the option of the Holder into shares of Series D Convertible Preferred Stock of the Issuer upon consummation of the private placement of such Series D Convertible Preferred Stock as contemplated by the Asset Purchase Agreement by and among the Issuer, American CareSource Corporation and certain of their stockholders dated as of September 23, 2002, as amended on April ___, 2003. Upon conversion, the Holder shall receive such number of shares of Series D Convertible Preferred Stock of the Issuer as shall equal the outstanding balance of principal and interest due outstanding upon this Note on the date of conversion. The Issuer has the option to refuse to issue fractional shares of Series D Convertible Preferred Stock in which case the Holder shall receive cash in lieu of such fractional shares.

              DEFAULT.

In case an Event of Default shall occur and be continuing, the entire unpaid principal and interest accrued to the date of payment of this Note may become due and payable in the manner and with the effect provided in the Purchase Agreement. The Issuer further agrees to pay the Holders fees and expenses as provided for in the Purchase Agreement.

              PREPAYMENT.

This Note may be prepaid, in whole or in part, at any time, without premium or penalty with the written consent of the Holders.

    MISCELLANEOUS.

(A) THE ISSUER WILL PAY TO THE HOLDER, IN IMMEDIATELY AVAILABLE FUNDS TO SUCH ACCOUNT AS THE HOLDER MAY SPECIFY IN WRITING, ALL AMOUNTS PAYABLE TO THE HOLDER IN RESPECT OF THE PRINCIPAL, INTEREST OR OTHER AMOUNTS DUE UNDER THIS NOTE, WITHOUT ANY PRESENTATION OF THIS NOTE. EACH SUCH PAYMENT, WHEN PAID, SHALL BE APPLIED FIRST TO THE FEES AND CHARGES DUE UNDER THIS NOTE, SECOND TO THE PAYMENT OF INTEREST ACCRUED AND UNPAID ON THIS NOTE, AND THIRD TO THE PAYMENT OF THE PRINCIPAL HEREOF. ALL PAYMENTS HEREUNDER SHALL BE MADE AT THE HOLDER'S PRINCIPAL OFFICES. ALL CALCULATIONS AND APPLICATIONS OF AMOUNTS DUE ON ANY DATE, WHETHER BY ACCELERATION OR OTHERWISE, WILL BE MADE BY THE HOLDER, AND THE ISSUER AGREE THAT ALL SUCH CALCULATIONS AND APPLICATIONS WILL BE CONCLUSIVE AND BINDING ABSENT MANIFEST ERROR.

THIS NOTE IS SECURED BY THE COLLATERAL AND OTHER ASSETS, PROPERTY RIGHTS AND INTERESTS AS DESCRIBED IN THE PURCHASE AGREEMENT.

THE ISSUER AND ALL SURETIES, INDORSERS AND GUARANTORS OF THIS NOTE, TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW OR REGULATION, HEREBY WAIVE AS TO THIS DEBT OR ANY RENEWAL, MODIFICATION, EXTENSION OR REFINANCING THEREOF: (A) DEMAND, PRESENTMENT, NOTICE OF NON-PAYMENT, PROTEST, NOTICE OF PROTEST, NOTICE OF DISHONOR, ALL OTHER NOTICE, SUIT AGAINST ANY PARTY, DILIGENCE IN COLLECTION OF THIS NOTE, THE RELEASE OF ANY PARTY PRIMARILY OR SECONDARILY LIABLE THEREON OR ANY COLLATERAL PLEDGED AS SECURITY, AND ALL OTHER REQUIREMENTS NECESSARY TO HOLD ISSUER LIABLE HEREUNDER; AND (B) AGREE AND CONSENT TO ANY ONE OR MORE EXTENSIONS OR POSTPONEMENTS OF TIME OF PAYMENT OF THIS NOTE OR ANY OTHER INDULGENCES WITH RESPECT HERETO, WITHOUT NOTICE THEREOF TO ANY OF THEM, AND WITHOUT RELEASE OF LIABILITY AS TO ISSUER OR ANY OF THEM.

THIS NOTE HAS BEEN ISSUED AND IS TO BE PERFORMED IN THE STATE OF IOWA AND SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF IOWA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS. IF ANY PROVISION HEREOF IS IN CONFLICT WITH ANY STATUTE OR RULE OF LAW OF THE STATE OF IOWA OR ANY OTHER STATE, OR IS OTHERWISE UNENFORCEABLE FOR ANY REASON WHATSOEVER, THEN SUCH PROVISION SHALL BE DEEMED SEPARABLE FROM AND SHALL NOT INVALIDATE ANY OTHER PROVISION OF THIS NOTE.

THE ISSUER WAIVES ANY AND ALL RIGHTS THAT IT MAY NOW OR HEREAFTER HAVE UNDER THE LAWS OF THE UNITED STATES OF AMERICA OR ANY STATE, TO A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING EITHER DIRECTLY OR INDIRECTLY IN ANY ACTION OR PROCEEDING BETWEEN THE ISSUER AND THE HOLDER OR ITS SUCCESSORS AND ASSIGNS, OUT OF OR IN ANY WAY CONNECTED WITH THIS NOTE AND THE OTHER PURCHASE DOCUMENTS. IT IS INTENDED THAT SAID WAIVER SHALL APPLY TO ANY AND ALL DEFENSES, RIGHTS, AND/OR COUNTERCLAIMS IN ANY ACTION OR PROCEEDINGS. THIS SECTION IS A MATERIAL INDUCEMENT TO THE HOLDER TO ENTER INTO THE TRANSACTIONS CONTEMPLATED BY THE PURCHASE AGREEMENT.

IN WITNESS WHEREOF, the Issuer has caused this Note to be duly executed and delivered.

DATED: _____________, 2003                           PATIENT INFOSYSTEMS, INC.

                                                     BY: EXHIBIT DO NOT SIGN

                                 Exhibit 2.01(b)

              CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES AND

               RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL

       RIGHTS, AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS THEREOF

                                     OF THE

                            SERIES D PREFERRED STOCK

                                       OF

                            PATIENT INFOSYSTEMS, INC.

                                  Exhibit 5.01

                            PATIENT INFOSYSTEMS, INC.
                      SERIES D CONVERTIBLE PREFERRED STOCK


                          REGISTRATION RIGHTS AGREEMENT

                                   SCHEDULE A


                                       HOLDER AND ADDRESS OF HOLDER

                                       Principal Life Insurance Company

                                       Attention:  Dennis Menken

                                       C/o Principal Global Investors, LLC

                                       801 Grand Avenue

                                       Des Moines, Iowa  50392


                                       John Pappajohn

                                       c/o  Equity Dynamics, Inc.

                                       666 Walnut Street, Suite 2116

                                       Des Moines, Iowa  50309


                                       Ann Pappajohn Inter Vivos Trust

                                       C/o Equity Dynamics, Inc.

                                       666 Walnut Street, Suite 2116

                                       Des Moines, Iowa  50309


                                       Pappajohn  Shriver  Eide  Nicolas  PC
                                       Profit  Sharing  Plan FBO Socrates G.
                                       Pappajohn

                                       c/o Socrates Pappajohn

                                       103 East State Street

                                       P.O. Box 1588

                                       Mason City, Iowa  50401-3300

                                  SCHEDULE 2.01



                      Sale and Purchase of Notes and Stock.

               Allocation of Notes and Shares of Stock to Holders



HOLDER AND ADDRESS OF HOLDER            NOTE AMOUNT            SHARES OF STOCK


Principal Life Insurance Company

Attention:  Dennis Menken

C/o Principal Global Investors, LLC

801 Grand Avenue

Des Moines, Iowa  50392                 $1,500,000.00               106,989


John Pappajohn

c/o  Equity Dynamics, Inc.

666 Walnut Street, Suite 2116

Des Moines, Iowa  50309                 $  900,000.00                84,007


Ann Pappajohn Inter Vivos Trust

C/o Equity Dynamics, Inc.

666 Walnut Street, Suite 2116

Des Moines, Iowa  50309                 $   50,000.00                 3,566

Pappajohn   Shriver   Eide   Nicolas  PC  Profit
Sharing Plan FBO Socrates G. Pappajohn

c/o Socrates Pappajohn

103 East State Street

P.O. Box 1588

Mason City, Iowa  50401-3300


                                        $   50,000.00                 3,566
                                           ----------                 -----


Total                                   $2,500,000.00               198,128
                                        =============               =======

                                  SCHEDULE 3.05



                          Options Warrants Rights, Etc.


1.   The Company has 1,115,140 incentive stock option grants outstanding.


2.   The Company has no warrants outstanding.


3. The Company has agreed to convert Debt owed to John Pappajohn and Derace Schaffer into Common Stock.


4. The Company has 100,000 shares of Series C 9% Cumulative Convertible Preferred Stock outstanding.

                                  SCHEDULE 3.11


                                Changes or Events


a)   None.

b)   None.

c) Termination of Contracts by AstraZeneca effective January 1, 2003 and WellPoint effective July 1, 2003.

d)   None.

e)   None.

f) Dividends accrued but not declared on the outstanding Series C 9% Cumulative Convertible Preferred.

                                 SCHEDULE 3.13


                             Liens and Encumbrances


Security Agreements, pledging all the assets of the Issuer to:

         John Pappajohn

         Derace Schaffer

         Wells Fargo of Iowa, N.A.



These parties have entered into a Lien Subordination Agreement.

                                  SCHEDULE 3.15


                       Agreements, Plans and Arrangements


a) Premise Lease with Conifer, Copier Lease with CitiCorp, Equipment Lease with Pitney Bowes

b) A license have been granted by the Issuer to Greater Rochester Independent Practice Association for it software product "Case Management Support System." The Issuer has obtained licenses for Meridian software from NORTEL, Centramax software from McKesson.

c) Letters of agreement with Nancy Cox and Patrice Sminkey committing the Issuer to 6 months severance upon termination of employment by the Issuer.

d)   None.

e)   None.

f)   Directors  and Officers  insurance  underwritten  by  Navigators  Insurance
     Company, Fiduciary Liability insurance underwritten Legion Insurance Company, General Liability and Worker Compensation underwritten by St. Paul Insurance Company and Medical Professional Liability underwritten by Admiral Insurance Company.

g) Reselling agreements exist with CBCA (formerly USI Administrators), Future Health, Medecisions and American Care Source.

h) The Issuer accepts liability for its wholly owned subsidiary, Patient Infosystems Canada, Inc.

i) None other than those contemplated and to be executed at even date with this agreement.

j)   None.

k)   As shown in Schedule 3.13.

l) The Issuer has an employee incentive stock option plan and maintains accrued vacation and commission liability on its balance sheet.

m)   None.

n)   None.

o)   None.

p)   None.

                                    EXHIBIT D

                               CREDITOR AGREEMENT

                            PATIENT INFOSYSTEMS, INC.

         This creditor agreement ("Agreement") is made this 8th day of April 2003 among John Pappajohn ("Pappajohn"), Principal Life Insurance Company ("Principal"), Ann Pappajohn Intervivos Trust ( "Pappajohn Trust"), and Pappajohn Shriver Eide Nicholas PC Profit Sharing Plan FBO Socrates G. Pappajohn ("Pappajohn Profit Sharing Plan"). Pappajohn, Principal, Pappajohn Trust, and Pappajohn Profit Sharing Plan are herein collectively referred to as the "Investors" and individually as an "Investor" in their capacity as Holders under certain promissory notes and a certain Note and Stock Purchase Agreement ("Note Agreement") made to Patient Infosystems, Inc., a Delaware corporation ("Borrower").

RECITALS

         WHEREAS, the Borrower has requested that the Investors purchase certain notes and stock of Borrower for an Aggregate Purchase price of $2,500,000.00 on terms and conditions set forth in said Note Agreement. The Borrower would not be able to continue its business without receiving such financing. Borrower has requested that the Investors make such an investment pursuant to the terms of the Note Agreement.

         WHEREAS, the Borrower needed to obtain new financing of $2,500,000.00 on certain terms and conditions as is set forth in the Note Agreement.

         WHEREAS, each Investor has loaned moneys in the aggregate of $2,500,000.00 under the Note Agreement , and commits to convert such loan into the Series D Convertible Preferred Stock of the Borrow (the "Series D") at the closing of the Asset Purchase Agreement by and among the Borrower and American Care Source dated as of September 23, 2002, as further amended on April __, 2003 (the "Asset Purchase Agreement"), to the following extent:

INVESTORS                 DOLLARS LOANED                PROPORTIONATE SHARE
---------                ----------------             -----------------------

Pappajohn                $  900,000.00                          36.00%

Principal                $1,500,000.00                          60.00%

Pappajohn Trust          $   50,000.00                           2.00%

Pappajohn Profit
Sharing Plan             $   50,000.00                           2.00%
                         ----------------                      --------

Total                    $2,500,000.00                         100.0%


         Pursuant to individual Promissory Notes which are a part of the Note Agreement, and pursuant to the Series D funding plan for the Borrower; and

         WHEREAS, it is the Investors' desire to execute this Agreement for the purpose of defining the respective pro rata and proportionate share rights and in defining their respective rights with respect to the Borrower's assets;



         NOW, therefore in consideration of the mutual promises and agreements contained herein, the parties hereto agree as follows:

         1. PROMISE TO CONVERT; SERIES D. Each Investor promises each of other Investor hereunder that he will convert his proportionate share of the Promissory Notes in the Series D financing at the closing of the Asset Purchase Agreement. Any investor who did convert his Promissory Notes into in the Series D shall have all rights under the provisions of this agreement to demand from the non converting Investor to perform under this Agreement.

         2. PROMISE TO PAY; INDEMNIFICATION. Each Investor promises each other Investor that he will pay, on demand, his proportionate share to one or more of the other Investors who have not recovered in proportion under the Note, but in no event shall the proportionate share of any Investor exceed the percentage amount of the proportionate share described above. The demand for payment made by any Investor to any other Investor shall be made in writing, accompanied by proof of the demanding party's disproportionate loss.

         3. CONTRIBUTION. The Investors, as holders of the notes, agree that the priorities of the security interest which secure their respective notes and their rights in and to the collateral shall be equal and that each shall share and be equal in priority and rights with the other. The Investors further agree that if any of them shall, through the exercise of any right of counterclaim, set-off or otherwise, receive payment of a proportion of the aggregate amount of principal and interest then due with respect to all of the Notes held by such Investor and other amounts then due to such Investor under the Note Agreement (collectively, the "Aggregate Amounts Due" to such Investor), which is greater than the proportion received by the other Investor in respect to the Aggregate Amounts Due to such other Investor, then the Investor receiving such proportionately greater payment shall (y) notify the other Investor of such receipt and (z) purchase participations (which it shall be deemed to have purchased from the seller simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Investor so that all such recoveries of Aggregate Amounts Due shall be shared by the Investors in proportion to the Aggregate Amounts Due them; provided that if all or part of such proportionately greater payment received by such purchasing Investor is thereafter recovered from such Investor, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to that Investor to the extent of such recovery, but without interest.

         4. LEGAL FEES, COSTS AND EXPENSES. A defaulting party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees incurred by such other party by reason of enforcement and protection of its rights under this agreement.

         5. TERMINATION UPON CONVERSION TO EQUITY. Upon conversion by an Investor of his investment into Series D of the Borrower, or any other equity investment of the Borrower permitted by separate agreement of all of the undersigned, that converting Investors rights and obligations under this agreement shall terminate. The proportionate share of remaining Investors shall be readjusted to reflect the withdrawal of any such converting Investors.

         6. MISCELLANEOUS. This agreement may be executed in counterpart. This agreement remains in full force and effect even if the underlying promissory notes, security agreements, financing statements, or other documents executed between the company and the Investors are extended, modified, or changed in any way. It is the intent of the parties that if additional financing is obtained by the company pursuant to essentially the same agreement, that this agreement remains in full force and effect.

         This agreement may be specifically modified only by written agreement and cannot be assigned without the express written permission of the other parties to this agreement.

         Words and phrases contained in this agreement shall be construed as singular or plural in number and in the masculine, feminine or neutered gender according to the context in which such words and phrases appear.

         This agreement shall be construed under the laws of the State of Iowa.

         If for any reason any provision of this agreement shall be inoperative by the validity and effect of other provisions shall not be affected thereby.

         This agreement may be executed in one or more identical counterparts which when executed by all parties shall constitute one and the same agreement. The Investors may accept this agreement by sending an executed copy of the signature page by telefax to each other secured party and by forwarding on the same to the other parties originally executed signature pages.

         This writing contains the entire agreement of the parties, integrates all terms and conditions mentioned and are incidental to this agreement and supercedes all prior negotiations and writings and any other previous understanding regarding the parity between the parties to this agreement. No modifications or waiver of any provisions of this agreement shall be valid unless signed in writing by all parties hereto.

         The remainder of this page has been left blank intentionally.

         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed, as of the date first above written.



PRINCIPAL LIFE INSURANCE COMPANY



By:  _______________________________

     Name:  Dennis J. Menken

     Title:  Portfolio Manager





By:  _______________________________

     Name:

     Title:






     ----------------------------------

     John Pappajohn

     Ann Pappajohn Intervivos Trust



By:  ______________________________

     Authorized Agent

     Pappajohn Shriver Eide Nicholas PC Profit Sharing Plan FBO Socrates G. Pappajohn


By:
     ---------------------------------------
     Authorized Agent